CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 3, 2005

i-CABLE Communications Limited

(Translation of registrant’s name into English)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

i-CABLE Communications Limited is furnishing under cover of Form 6-K its final results announcement for the year ended December 31, 2004.

i-CABLE COMMUNICATIONS LIMITED

2004 FINAL RESULTS ANNOUNCEMENT

Results Highlights - Record Turnover & Earnings

•	Turnover rose by 11% to HK$2,372 million (2003: HK$2,143 million).

•	Net profit rose by 29% to HK$284 million (2003: HK$220 million).

•	Earnings per share rose by 29% to 14.1 cents (2003: 10.9 cents).

•	Final dividend of 4.5 cents per share to increase full year dividends per share to 7.5 cents (2003: 5.5 cents).

Pay TV - Investment in Differentiation Pays

•	Subscribers grew by 7% to 702,000 (2003: 656,000).

•	ARPU rose by 2% to HK$225 (2003: HK$220).

•	Turnover increased by 9% to HK$1,888 million (2003: HK$1,734 million).

•	Operating profit rose by 6% to HK$469 million (2003: HK$444 million).

Internet & Multimedia - Regaining Market Share Momentum

•	Broadband subscribers grew by 13% to 291,000 (2003: 258,000).

•	ARPU rose by 9% to HK$140 (2003: HK$129).

•	Turnover increased by 18% to HK$481 million (2003: HK$409 million).

•	Operating loss narrowed to HK$44 million (2003: HK$85 million).

GROUP RESULTS

The audited Group profit attributable to Shareholders for the year ended December 31, 2004 amounted to HK$284 million (2003: HK$220 million). Basic and diluted earnings per share were both 14.1 cents (2003: 10.9 cents).

DIVIDENDS

An interim dividend in respect of the year ended December 31, 2004 of 3 cents (2003: 1.5 cents) per share was paid on October 12, 2004, absorbing a total amount of HK$61 million (2003: HK$30 million). The Directors have recommended for adoption at the Annual General Meeting to be held on May 11, 2005 the payment on May 18, 2005 to Shareholders registered on May 11, 2005 of a final dividend in respect of the year ended December 31, 2004 of 4.5 cents (2003: 4.0 cents) per share, absorbing a total amount of HK$91 million (2003: HK$81 million). If this recommendation is approved, the total dividend for the year 2004 would amount to 7.5 cents (2003: 5.5 cents) per share.

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2004

		2004	2003
	Note	HK$’000	HK$’000

Turnover	(1)	2,371,727	2,142,813

Programming costs		(790,575)	(649,523)
Network and other operating expenses		(380,584)	(360,983)
Selling, general and administrative expenses		(372,738)	(343,098)

Profit from operations before depreciation		827,830	789,209
Depreciation		(532,113)	(538,599)

Profit from operations	(1)	295,717	250,610
Interest income		24	8,485
Finance costs		(238)	(15,610)
Non-operating income / (expenses)		1,499	(9,885)

Profit before taxation	(2)	297,002	233,600
Income tax	(3)	(12,665)	(13,142)

Profit attributable to shareholders		284,337	220,458

Earnings per share	(4)
Basic		14.1 cents	10.9 cents

Diluted		14.1 cents	10.9 cents

NOTES TO THE ACCOUNTS

(1)	Segment information

Substantially all the activities of the Group were based in Hong Kong and below is an analysis of the Group’s turnover and profit / (loss) from operations by principal activity:

	Turnover		Profit/(Loss) from Operations
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000

Pay television	1,888,448	1,734,208	468,868	444,138
Internet and multimedia	480,574	408,605	(44,227)	(84,775)

			424,641	359,363
Unallocated	6,133	—	(128,924)	(108,753)
Inter-segment elimination	(3,428)	—	—	—

	2,371,727	2,142,813	295,717	250,610

(2)	Profit before taxation

Profit before taxation is arrived at after charging:

	2004	2003
	HK$’000	HK$’000

Depreciation	532,113	538,599
Amortisation of programming library*	92,860	95,152
Interest on borrowings	238	15,610

*	included in programming costs

(3)	Income tax

The provision for Hong Kong Profits Tax is calculated separately on the taxable profit of each entity within the Group at the rate of 17.5% (2003: 17.5%). Taxation for overseas subsidiaries is charged at the appropriate prevailing rates of taxation for the relevant country. The taxation charge for the years ended December 31 represents:

	2004	2003
	HK$’000	HK$’000

Provision for Hong Kong Profits Tax for the year	—	139,933
Current tax provision – overseas	76	5
Under-provision in respect of prior year	12,589	—
Deferred tax credit	—	(126,796)

	12,665	13,142

(4)	Earnings per share

The calculation of basic earnings per share for 2004 is based on the profit attributable to shareholders of HK$284 million (2003: HK$220 million) and the weighted average number of ordinary shares in issue during the year of 2,019,234,400 (2003: 2,019,234,400).

The calculation of diluted earnings per share is based on the weighted average number of ordinary shares of 2,019,234,400 (2003: 2,019,234,400), after adjusting for the effects of all dilutive potential ordinary shares.

MANAGEMENT DISCUSSION AND ANALYSIS

A. Review of 2004 Operating Results

Notwithstanding intense competition in both core businesses, the Group continued to grow its Pay TV and broadband subscriber bases and improved its profitability in 2004.

Consolidated turnover increased by 11% or HK$229 million to HK$2,372 million reflecting an increase of HK$154 million in Pay TV turnover and a HK$72 million increase in Internet & Multimedia turnover.

Operating costs before depreciation increased by 14% to HK$1,544 million as programming cost increased by 22% to HK$791 million due primarily to the carriage of UEFA Euro 2004 and higher other programme acquisition costs. Network and other operating costs increased by 5% to HK$381 million due to an increase in network repair and maintenance costs and provision for obsolete inventories. Selling, general and administrative expenses increased by 9% to HK$373 million due primarily to higher marketing expenses and sales costs.

Earnings before interest, tax, depreciation and amortization or EBITDA rose by 5% to HK$828 million.

Depreciation decreased by 1% to HK$532 million due mainly to the expiration of depreciation cycles on network assets, partly offset by further capital investments.

Profit from operations rose by HK$45 million or 18% to HK$296 million.

Finance costs decreased by HK$15 million with a corresponding HK$8 million drop in interest income to deliver HK$7 million savings in net finance costs mainly due to the full redemption of HK$300 million of fixed rate convertible bonds in November 2003. An income tax provision of HK$12 million was made for the potential tax liability from a leveraged leasing transaction. Please refer to the Contingent Liabilities section for further details.

Net profit attributable to shareholders increased by 29% or HK$64 million to HK$284 million.

Basic earnings per share were 14.1 cents as compared to 10.9 cents in 2003.

B. Segmental Information

Pay Television

Subscribers grew by 47,000 or 7% to 702,000 notwithstanding new competition in the market. Net subscriber addition of 20,000 was achieved during the second half of the year as subscriber growth picked up again in the fourth quarter after a soft third quarter. ARPU improved by 2% to HK$225, largely attributable to an increase in commercial airtime revenue. As a result, turnover increased by 9% to HK$1,888 million. Operating costs after depreciation increased by 10% to HK$1,420 million due to rises in programming costs. Operating profit increased by 6% to HK$469 million.

Internet & Multimedia

Broadband subscribers grew by 34,000 or 13% to 291,000. Momentum was rejuvenated in the second half as net subscriber addition increased to 28,000 due mainly to successful service enhancement through network upgrade, bundling strategies and introduction of value-added services. ARPU increased by 9% to HK$140. The Group also launched a VoIP conveyance service during the second half of 2004 and had over 29,000 lines in service as of the end of 2004. Turnover increased by 18% to HK$481 million. Operating costs after depreciation increased by 6% to HK$525 million due to rises in network and marketing costs. Operating loss on a full cost allocation basis nearly halved to HK$44 million. On an incremental basis, this business segment has continued to be profitable since 2002.

C. Liquidity and Financial Resources

As of December 31, 2004, the Group had net cash of HK$115 million, as compared to HK$29 million a year ago.

The consolidated net asset value of the Group as at December 31, 2004 was HK$1,828 million, or HK$0.91 per share. The Group’s assets were free from any charge.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged. To the extent that there was any exchange risk, the Group made use of financial instruments, where appropriate, to manage those risks.

Capital expenditure during the year amounted to HK$428 million as compared to HK$437 million in the preceding year. Major items included investments on digital set-top boxes, cable modems and related broadband equipment, television production facilities as well as further network upgrade and expansion. The digital conversion program on the Pay TV service has largely been completed.

The Group is comfortable with its present financial and liquidity position. Further ongoing capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds.

D. Contingent Liabilities

At December 31, 2004, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$662 million of which only HK$546 million was utilised by the subsidiaries.

The Group is in discussion with the Inland Revenue Department (“IRD”) regarding previous years’ tax affairs of The Cable Leasing Partnership and The Network Leasing Partnership (“the Partnerships”) under the Group, pursuant to a leveraged leasing arrangement the Group had entered into during 1993 to 1995 which expired in September 2003.

To preserve its right, the IRD has issued protective assessments up to HK$272 million against various Group entities for the period from 1995/96 to 2003/04. The Group has since objected to the assessments and the IRD has granted unconditional holdover for HK$247 million of the assessment amount, and conditional holdover for the remaining HK$25 million. For the latter, the Partnerships have purchased HK$18 million Tax Reserve Certificates before December 31, 2004 and HK$7 million after year end, in satisfaction of the holdover condition.

The outcome of the discussions is uncertain. Based on the tax consultant’s advice, however, management is of the view that the Group’s tax exposure as at December 31, 2004 under the protective assessments would amount to HK$106 million, of which up to HK$64 million would be indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to the Group’s Initial Public Offering on November 1, 1999, such that the contingent tax exposure for the Group is estimated at HK$42 million. After a provision of HK$12 million made in 2004, the maximum further tax liability is estimated at HK$30 million.

E. Human Resources

The Group had a total of 2,982 employees at the end of 2004 (at December 2003: 2,847). Total salaries and related costs incurred in the corresponding period amounted to HK$753 million (2003: HK$728 million).

The Group is dedicated to attracting, developing and retaining the best people, and strives to offer its employees a challenging and yet harmonious working environment where teamwork and a responsible attitude towards the community are encouraged. The Group’s performance management system of accountability for business performance and its pay for performance culture offer every staff member the opportunity to share in its success.

To honour its obligations as a good corporate citizen and further its involvement in building a more caring and cohesive community in Hong Kong, the Group has established a Corporate Volunteer Team since 2002 to encourage active and persistent participation in community services in terms of real engagement. The Group’s commitment to the society also includes donations to the underserved communities through various non-profit organizations and social welfare agencies.

F. Operating Environment and Competition

Competition in the Group’s core business markets intensified during 2004. Bundled “triple-play” - viz, broadband, television and voice - service became the name of the game.

While PCCW aggressively enhanced its television content with sports and local news programming to supplement its Broadband and voice offerings, other competitors have also lined up “triple-play” offerings. These developments heightened competition despite the fact that a number of Broadband service providers which relied on infrastructure leasing to provide service have pulled out as the Broadband market began to consolidate.

In the Pay TV market, the Government threw exTV, operated by Galaxy, a subsidiary of the dominant Free TV operator, TVB, another lifeline by granting a one-year grace period for the latter to find new investor for it to meet a divestiture obligation. NOW Broadband TV, operated by PCCW, continued to be aggressive in content acquisition in order to match the Group’s comprehensive galore of programming.

Nonetheless, the Group’s Pay TV programming still enjoyed a clear edge over the competition, albeit at an escalating cost which in turn exerted pressure on operating margin. Exclusive carriage of the popular UEFA EURO 04 football tournament and top European football leagues has enabled Pay TV subscription to grow at a rate commensurate with previous years.

Responding to the change in the competition landscape, the Group launched a Broadband package bundling with a mini-Pay TV package in the middle of the year. The timely introduction of the Group’s own triple-play offers, following the launch of Wharf T&T’s VoIP service during the last quarter of the year, further enhanced our competitiveness.

The market has responded positively to the bundled packages. Not only has the growth momentum of Broadband subscription resumed in the second half, the yield from subscribers has also risen.

G. Outlook

The economic recovery and clear competitive edge of our core businesses have enabled the Group to end 2004 on a high note. The leadership position of its Pay TV service remained robust while its Broadband service was back on a growth trend, both in terms of subscription and income. A voice service launched together with a service partner during the third quarter of the year further enhanced the competitiveness of its products.

The competition landscape for the year to come will continue to be difficult with competitors going all out to chip away the Group’s leadership position in both the Pay TV and Broadband service markets. The Group will not only focus on enhancing its market penetration in the conventional market but will also strive to expand its service to new markets to enhance its reach as well as income.

In the conventional market, the Group will continue to enhance its programming and service quality to not only maintain, but expand, its position in the market for both services. At the same time, the Group will build on efforts over the past few years to expand its services beyond Hong Kong.

During the year, not only had the Group expanded the reach of its satellite channel – Horizon – in China, the channel has now reached the Americas and will soon land in countries in Southeast Asia, such as Malaysia.

Not content with serving only the conventional television market, the Group has taken active steps during the year to expand its content service beyond residential homes and commercial places such as bars and karaoke.

The year also saw the realisation of the Group’s “triple play” strategy with the launch of a voice service on the Group’s IP telecommunications network. This has not only provided an additional income source but also enhanced the flexibility of the Group’s marketing capability.

In 2005, the Group will embark on a film production project as a logical and significant step in advancing i-CABLE’s ongoing strategy, starting with the launch of the Cable Entertainment News and Horizon channels, to further invest in the entertainment content business to enhance its growth.

The project will be taken up by a subsidiary company to produce up to 20 full length feature films in the next two years in collaboration with local film production houses. A distribution partner, EDKO Films Ltd, which has produced and distributed the highly acclaimed movie “Crouching Tiger Hidden Dragon”, has been found.

The new venture will be managed as professionally and prudently as we do for our existing businesses and investment in films will be carefully evaluated on a project by project basis and closely monitored in terms of both quality and budget control.

Early investments on network, content production, marketing and customer service infrastructure have made these new services possible with little incremental cost and enabled the Group to prevail over competition as well as to reap returns as the economy turns around. The Group is confident that it will grow as the overall economy continues to improve.

BOOK CLOSURE

The Register of Members of the Company will be closed from Wednesday, May 4, 2005 to Wednesday, May 11, 2005, both days inclusive, for the purpose of determining shareholders’ entitlements to the proposed final dividend.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE’S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force prior to March 31, 2004, which remain applicable to results announcement in respect of accounting periods commencing before July 1, 2004 under the transitional arrangements, will be published on the Stock Exchange’s website in due course.

By Order of the Board

Wilson W. S. Chan

Secretary

Hong Kong, March 3, 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. Samuel S. F. Wong, Mr. F. K. Hu, Mr. Quinn Y. K. Law, Mr. Victor C. W. Lo, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K.K. Yeung.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ Samuel Wong
Name:	Samuel Wong
Title:	Chief Financial Officer

Dated: March 3, 2005